June 15, 2011

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, DC 20549-4631

          Attention: Pamela A. Long, Assistant Director

Re:	Fortune Brands Home & Security LLC

Amendment No. 1 to Registration Statement on Form 10

File No. 1-35166

Dear Ms. Long:

Fortune Brands Home & Security LLC, a Delaware limited liability company (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Registration Statement on Form 10, File No. 1-35166 (the “Amendment”), relating to the spin-off of the Company from Fortune Brands, Inc.

We are writing to respond to the comments raised in the staff’s letter to the Company dated June 2, 2011. The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, three copies of the Amendment are enclosed and have been marked to show changes to the Company’s Registration Statement on Form 10, as originally filed with the Commission on May 6, 2011. References to page numbers in our responses are to page numbers of the preliminary information statement, which is filed as Exhibit 99.1 to the Amendment (the “Information Statement”). Capitalized terms used but not defined in this letter have the meanings assigned to them in the Information Statement.

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.	Please tell us whether the distribution agent and the broker-dealers it will use to sell fractional shares are affiliates of Fortune Brands or Home & Security. Please also confirm that the distribution agent will, in its sole discretion (that is, without influence by Fortune Brands or Home & Security), determine when, how, through which broker-dealer, and at what price to make its sales of fractional shares.

Response: The Company supplementally informs the staff that neither the distribution agent (Wells Fargo Shareowner Services) nor any of the broker-dealers that will be used to sell whole shares of Home & Security common stock in order to distribute cash proceeds in lieu of fractional shares of Home & Security common stock are affiliates of either Fortune Brands, Inc. or the Company. Further, the Company supplementally confirms that the distribution agent will, in its sole discretion, determine when, how, through which broker-dealer and at what price to make its sales of Home & Security common stock in order to distribute cash proceeds in lieu of fractional shares of Home & Security common stock.

Q: What are the U.S. federal income tax consequences, page 9

2.	Delete the word “generally” in the second paragraph’s last sentence because the word may imply that you have not disclosed all material United States federal income tax consequences and that investors cannot rely on the disclosure. Similarly, delete the word “generally” in the last bullet point statement on page 37.

Response: We have deleted the word “generally” from the disclosure in response to this comment. See pages 9 and 37.

Risk Factors, page 20

3.	We note the statements “However, the risks and uncertainties we face are not limited to those described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also materially adversely affect our results of operations, cash flows and financial condition.” Since Fortune Brands Home & Security is required to disclose all risks that it believes are material at this time, please delete these statements.

Response: We have deleted the statement “However, the risks and uncertainties we face are not limited to those described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also materially adversely affect our results of operations, cash flows and financial condition” in response to this comment. See page 20.

Cautionary Statement Concerning Forward-Looking Statements, page 32

4.	We note the phrase “within the meaning of the Private Securities Litigation Reform Act of 1995.” Fortune Brands Home & Security is ineligible to rely on the Act’s safe harbor provision because the distribution is in essence its initial public offering. Please delete the phrase. Alternatively, revise the disclosure to make clear that Fortune Brands Home & Security is ineligible to rely on the Act’s safe harbor provision. See Section 21E(b)(2)(D) of the Exchange Act.

Response: We have deleted the phrase “within the meaning of the Private Securities Litigation Reform Act of 1995” in response to this comment. See page 32.

Business, page 43

5.	Disclose the extent to which the business of each segment is or may be seasonal. See Item 101(c)(1)(v) of Regulation S-K.

Response: We have added the disclosure shown below under the heading “Other Information—Seasonality” on page 51.

Seasonality. All of our operating segments traditionally experience lower sales in the first quarter of the year when new home construction, repair-and-remodel activity and security and storage buying are lowest. As a result of sales seasonality and associated timing of working capital fluctuations, our cash flow from operating activities is typically higher in the second half of the year.

Intellectual property, page 50

6.	Disclose the duration of all patents held by Fortune Brands Home & Security. See Item 101(c)(1)(iv) of Regulation S-K.

Response: The Company respectfully submits that the disclosure of the duration of all patents held by Home & Security is not necessary under Item 101(c)(1) of Regulation S-K, because no patent or group of patents is material to an understanding of Home & Security’s business taken as a whole. In addition, the Company supplementally notes that, although each of the Company’s segments relies on a number of patents and patent groups that, in the aggregate, provide important protections to the Company, no patent or group of patents is material to any of the Company’s segments.

Equity Grants Following the Distribution, page 70

7.	Please disclose whether you will grant equity-based awards to Fortune Brand [sic] employees who will not be employees of Home & Security after the spin-off.

Response: We have revised the disclosure as follows:

Equity Grants Following the Distribution

On the Distribution Date or shortly thereafter, we expect to grant equity-based awards to Home & Security named executive officers and a small number of other Home & Security executive officers and Home & Security key employees. We expect that each of these awards would consist of both Home & Security RSUs and Home & Security options. The amounts and types of these awards will be determined prior to the effective date of the Form 10 registration statement of which this Information Statement forms a part. Following the Separation, Home & Security will not grant equity-based awards to any employees of Fortune Brands.

Description of Capital Stock, page 94

8.	We note the reference to the Delaware General Corporate Law and the “qualified in its entirety” language. You may not qualify information in the registration statement by reference to information outside the registration statement unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 12b-23 of the Exchange Act, and revise.

Response: We have deleted the reference to the Delaware General Corporate Law and the “qualified in its entirety” language in response to this comment. See page 93.

Unaudited Pro Forma Consolidated Financial Statements, page 99

9.	Please clarify for readers which additional adjustments have been made in these pro forma financial statements as compared to the pro formas presented alongside your historical financial statements.

Response: We have added the following as the last paragraph on page 98 as shown below:

The unaudited pro forma consolidated balance sheet as of March 31, 2011 contained in this section differs from the unaudited pro forma consolidated balance sheet presented with our historical financial statements contained elsewhere in this Information Statement. The unaudited pro forma consolidated balance sheet presented with our historical financial statements contains pro forma adjustments limited to those required by SEC Staff Accounting Bulletin Topic 1:B-3 which (i) give effect to the capitalization into equity of all loans between the Company and Fortune Brands and the payment by the Company of a $500 million dividend immediately prior to the Distribution and (ii) include the retained deficit as additional paid in-capital in accordance with SEC Staff Accounting Bulletin Topic 4:B.

10.	Please revise note (b) on page 103 and your disclosures elsewhere in the filing to describe the terms of your loans and loan commitments. Please also revise the footnote to show how you computed the pro forma interest expense recorded for each period presented. If actual interest rates in the transaction can vary from those depicted, disclosures of the effect on income of a 1/8 percent variance in the interest rates should also be provided.

Response: We have not finalized our loan and loan commitments (“Loan Agreements”). We expect that the terms of our Loan Agreements will be finalized prior to the effective date of the Registration Statement on Form 10. Once finalized, we intend to disclose the terms of the Loan Agreements in an amendment to the Form 10 filed prior to effectiveness, and, if appropriate, we will include in that amendment the effect on income of a 1/8th percent variance in interest rates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2010 Compared to 2009, page 108

11.	Please revise your MD&A throughout as necessary to separately quantify the impact of each factor affecting your operating results. Alternatively, where only certain amounts can be quantified, please revise to more clearly indicate the specific factors to which your quantification pertains. For example, you disclose on page 109 that net sales for the Kitchen & Bath Cabinetry segment increased on higher sales volume due to new business wins and new products introductions as well as favorable foreign exchange. You quantified an amount of $20 million; however, it is unclear if this amount is intended to represent only the impact of the favorable foreign exchange or the impact of all of the factors referenced in that sentence.

Response: We have revised the disclosure in response to this comment.

Contractual Obligations, page 116

12.	Please discuss in this section just below the contractual obligations table the $500 million loan that you will enter into to pay the $500 million dividend to Fortune Brands and that it is not included in the table. Please also disclose here the approximate annual interest expense on this loan and that it is not included in the table either.

Response: We have revised the disclosure in response to this comment. In a paragraph below the Contractual Obligations table, we have added the following language:

Prior to the Distribution, we expect to pay a $500 million dividend to Fortune Brands. In connection with this dividend, we expect to incur approximately $500 million of debt prior to or on the Distribution Date. The interest expense on this loan is expected to be approximately $[•] million on an annual basis. Neither the debt nor the interest expense is included in the Contractual Obligations table above.

Index to Financial Statements, page F-1

13.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response: We have updated the financial statements and financial information throughout the document pursuant to Rule 3-12 of Regulation S-X.

14.	To the extent that a stock split has occurred or is expected to occur prior to effectiveness, please disclose this and give retroactive effect to it throughout the filing, including your historical financial statements as required by SAB Topic 4:C. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a “draft” report can be presented due to a pending future event such as the stock split, they may include in the filing a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor’s report must be included in the filing prior to effectiveness. Refer to Rule 2-02 of Regulation S-X.

Response: A stock split has not occurred nor is it expected to occur prior to the effectiveness of the Registration Statement on Form 10. Accordingly, we have not given retroactive effect to the stock split in the Information Statement.

Report of Independent Registered Public Accounting Firm, page F-2

15.	Please have your auditors revise their opinion to indicate the city and state where the opinion was issued. Please refer to Rule 2-02(a) of Regulation S-X.

Response: The auditors have revised their opinion to indicate the city and state where the opinion was issued. See page F-2.

Consolidated Statements of Income, page F-3

16.	Please present historical diluted earnings per share here and elsewhere throughout the filing. If historical basic and diluted earnings per share are the same, then revise the title to so indicate. Please also present basic pro forma earnings per share here and elsewhere throughout the filing.

Response: We have revised the Information Statement to present historical diluted earnings per share and basic pro forma earnings per share on the Consolidated Statements of Income and elsewhere throughout the Information Statement. We have also revised the title, as appropriate, to reflect that historic basic and diluted earnings per share are the same.

Consolidated Balance Sheets, page F-4

17.	On page 33, you indicate that prior to effectiveness you will be converted from a limited liability company to a C corporation. Please revise your pro forma retained deficit and paid-in capital line items accordingly. Please also revise Note 17 and page 102. Refer to SAB Topic 4:B.

Response: We have revised the pro forma Consolidated Balance Sheets to include the retained deficit as additional paid-in capital in accordance with SAB Topic 4:B. See pages 102, F-4 and F-37.

Note 1. Background and Basis of Presentation

Inventories, page F-8

18.	Please disclose for your LIFO inventory the excess of replacement or current cost over stated LIFO value. Refer to Rule 5-02.6(c) of Regulation S-X.

Response: We have disclosed the excess of replacement or current cost over stated LIFO value. See the second paragraph of the Inventories section on page F-8.

Note 15. Information on Business Segments, page F-30

19.	Please separately disclose the total amount of revenues for each customer that accounted for 10% or more of your revenues rather than presenting only aggregated information. Please also tell us what consideration you gave to providing the disclosures regarding concentrations required by ASC 275-10-50-16 to 50-20, including, but not limited to, the loss of a significant customer.

Response: We have revised our disclosure on page F-30 with respect to revenues for each customer that accounted for more than 10% of our total revenues as follows:

In 2010, net sales to these two customers were $411 million (13% of net sales) and $363 million (11% of net sales), respectively.

We note supplementally that, as part of preparing our financial statements, we evaluated the GAAP disclosure requirements related to current vulnerability due to concentration of sales with customers comprising greater than 10% of revenue. The Company believes its amended disclosures are appropriate. The Company considered the following factors in making this assessment:

•	Both customers are financially strong investment grade rated entities and therefore the Company is exposed to minimal credit risk.

•

Our revenue from each of these customers is derived from multiple arrangements across multiple business segments and product categories. These customers’ decisions on sourcing a particular product category (e.g., kitchen cabinetry) have not historically impacted another product category (e.g., faucets, doors, windows, etc.) and would not be expected to in the future.

•	We believe many of our brands have strong consumer demand “pull” that would be satisfied by transferring distribution to other retail customers in the event one of these customers was lost.

•

We have a strong presence in other important channels of distribution. Therefore, we believe the potential adverse impact of a decision by these customers to discontinue a particular product line would be mitigated by demand shifting to other distribution channels (e.g., dealers, wholesalers, mass merchants) within which we already have developed a strong base of customers.

Note 17. Unaudited Pro Forma Disclosures, page F-32

20.	Please clarify in this footnote that neither the $500 million of debt that you expect to incur in order to pay the $500 million dividend to Fortune Brands nor the related interest expense has been reflected in these pro forma amounts.

Response: We have added a footnote to the first table on page F-33. See footnote (a) below:

Pro forma earnings per share as of December 31, 2010 for Home & Security are as follows:

(In millions, except per share data)	2010
Net income attributable to Home & Security(a)	$57.2
Pro forma common shares outstanding (b)
Basic	153.3
Diluted	155.5
Pro forma earnings per share (a)
Basic	$0.37
Diluted	$0.37

(a)

Neither net income attributable to Home & Security nor pro forma earnings per share reflect the impact of $500 million of debt and related interest expense that we expect to incur in connection with our payment of a $500 million dividend to Fortune Brands.

(b)

Pro forma common shares outstanding was calculated by taking total Fortune Brands basic shares outstanding as of December 31, 2010 because Home & Security shares will be issued on a one-for-one basis, increased by the number of Fortune Brands dilutive options outstanding.

21.	Please revise the pro forma columns of your statement of income and balance sheet, along with related disclosures, to reflect all necessary pro forma adjustments for income taxes as a C Corporation. Similarly revise your disclosures on page 99 to 103 as well as elsewhere throughout the filing. Please refer to SAB Topic 1:B.2.

Response: We have not made any pro forma adjustments for income taxes in the Information Statement because we do not expect there will be consequential income tax impacts of the Company converting from a limited liability company to a C Corporation. We have supplemented our Notes to Unaudited Pro Forma Consolidated Financial Statements to indicate that there are no consequential pro forma income tax adjustments as a result of the conversion.

Please telephone me at (847) 484-4443 or, in my absence, Mark A. Roche, Senior Vice President, General Counsel and Secretary, at (847) 484-4440, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to me by facsimile at (847) 484-4492.

Very truly yours,

/s/    Lauren Tashma

Name: Lauren Tashma

Title: Assistant Secretary

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